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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 0-14292

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [ ] Form 11-K    [X] Form 20-F    [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: April 30, 2001
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[ ] Transition Report on Form 10-K          [ ] Transition Report of Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: MERANT plc
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Former name if applicable:

Micro Focus Group Public Limited Company
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Address of principal executive office (Street and number):

The Lawn, 22-30 Old Bath Road
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City, state and zip code: Newbury, Berkshire RG141QN, England
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


      On August 10, 2001, the Registrant completed the disposal of its Application, Creation and Transformation ("ACT") Division. As a result of this disposal, the Registrant's auditors, Ernst & Young LLP advised the Registrant that it would need to restate certain financial statements to reflect the ACT Division as discontinued operations. Thus, in addition to completing its audit, the Registrant also needed to restate its financial statements. The Registrant has been in the process of completing these restatements. Much of the information from these restated financial statements will also be used in the Form 20-F. As a result, the Registrant cannot file the Form 20-F for the fiscal year ended April 30, 2001 within the prescribed time period because it needs additional time to incorporate the restatement of its financial statements and related information to reflect the disposition of a division following the end of its fiscal year.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Leo Millstein, VP -- General Counsel                       301-838-5468
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              (Name)                            (Area code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

        Following is an explanation of the anticipated change:

      The characterization of one of the Registrant's three operating divisions as discontinued operations will materially affect its fiscal year 1999, 2000 and 2001 financial results.


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                                   MERANT plc
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


MERANT PLC


Date:  October 30, 2001                            By:     /s/ Ken Sexton
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                                                        Ken Sexton
                                                        Chief Financial Officer